Mail Stop 4561   June 7, 2006

By U.S. Mail and facsimile to (770) 804-0509

Mr. Paul Kelly
President
NB Telecom, Inc.
Saxonburg, Pennsylvania 16056

> **Re: NB Telecom, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on May 12, 2006**
> **File Number 333-134073**

Dear Mr. Kelly:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

2.   You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type for some financial information. Please revise.

3.   Please revise to clearly note your disclosure regarding property in accordance with Item 102 of Regulation S-B.

4.   Revise to include the information required by Item 103 of Regulation S-B. If you

do not have any material legal proceedings, so state.

5.   You state that you will return subscriber funds if the rights offering is terminated when "practicable." This term is vague. Please revise to identify that you will promptly return funds in the event of a termination in accordance with Rule 10b-9 of the Securities Exchange Act.

6.   We note that you invite rights holders to contact Mr. Burton with questions about the offering. Please confirm that the information Mr. Burton will provide will be limited to information contained in a valid section 10 prospectus or consistent with the exemptions for other forms of communication.

Summary, page 1

7.   Revise to disclose your recent history of losses, your revenues for the last two years and the size of your operations in Pennsylvania.

The Spinoff, page 2

8.   You repeat the paragraphs regarding distributed shares, spinoff record date and distribution agent. In addition, the formatting of the paragraphs regarding power to amend, modify or abandon the distribution, trading market and dividend policy impairs the ability of the investor to understand their contents. Please revise to clearly present your disclosure.

Rights Offering, page 4

9.   This section repeats information included elsewhere in the section, it also repeats verbatim information included in the body of the prospectus on page 16. Revise this section so that it concisely but completely discusses the material terms of the rights offering.

10.   Revise this section to clarify whether subscriber funds will be held in an escrow account. You disclosure on page 16 makes it appear that you will have an escrow agent. Also revise the disclosure in this section and on page 16 to name the escrow agent and the bank that will hold the funds.

11.   Please disclose whether you will be using a standby underwriter as part of your rights offering.

Forward Looking Statements, page 6

12.   Please revise to move your disclosure on forward looking statements and where

you can find additional information on pages 6, 7 and 9 after the section on risk factors. This information is not required by Item 501 of Regulation S-B.

Risk Factors, page 7

13. Please delete the last two sentences of the first paragraph. The Risk Factors section must identify all material risks that an investor might face by investing in your securities.

14. Many of your risk factors state that you "cannot assure" or "cannot be certain" of a specific outcome when the real risk in not your inability to give assurance but the underlying situation. Please revise to eliminate this and similar language.

15. Add a risk factor that discusses the fact that since there is not a minimum amount of rights that must be subscribed for in the rights offering, a rights holder may be one of only a few investors who will be investing in a company that continues to require additional funding.

16. Add a risk factor that discusses the risk that a shareholder may lose the ability to invest the funds that they advance for subscription until after the termination date. We note that you will not pay interest on escrowed funds during the time between receiving funds and the termination date.

Unless We Can Reverse Our History of Losses, We May Have to Discontinue…– page 7

17. This risk factor largely duplicates the risk factor, "We May Not Succeed or Become Profitable." Another risk factor that duplicates prior disclosure is "No Assurance of Profitability." Please combine them or revise them so that each constitutes a separate risk factor and you avoid redundancy which reduces the overall effectiveness of the Risk Factors section.

We Will Face Risks Encountered By Small Cap Companies and May Be…– page 7

18. To the extent possible, please avoid discussions of generic risks that typically apply to most companies. Please revise to replace this language with specific disclosure of how your company would be affected. Other generic risk factors include, "We Will Need Additional Capital Financing in the Future" and "The Combined Market Value of the Common Stock…"; please revise these and similar risk factors with specific disclosure of how your company would be affected. For example, when you discuss the risk that you may require additional financing, discuss your cash position and the fact that your operations used a significant amount of cash in the past two fiscal years.

If the Spinoff Is Determined to Be a Taxable Transaction, You and USIP…, page 10

19.   You state that management has attempted to structure the spinoff as tax-free.
        Please provide a tax opinion in accordance with Item 601(b)(8) of
        Regulation S-B. If you are not able to support the assertion that the spin-off and
        rights offering will be tax free, revise your disclosure in this section, the Summary
        and in the body of the prospectus to clarify that the spin-off will be a taxable
        event.

If You Do Not Act Promptly…, page 12

20.   Revise this risk factor and the last risk factor to combine the disclosure. It
        appears that both risk factors discuss the risk that a subscriber must complete the
        subscription process prior to the termination date in order to participate.

Trading Between the Record Date and the Distribution Date, page 14

21.   Please revise your disclosure so that when you refer to "shares" you stipulate that
        you are talking about USIP shares or NB Telecom shares.

Relationship Between USIP and Us After the Spinoff, page 15

22.   Please disclose that USIP's board of directors may not provide its stockholders
        with notice that it may waive the conditions precedent to the spinoff.

Use of Proceeds, page 21

23.   Revise to clarify that you may receive proceeds of between $0 and $600,000 as a
        result of the rights offering. Also, to the extent that you have specific plans for
        the use of the proceeds of the offering, including payment of expenses, please
        identify specific expenses, their amounts and how you will deploy any additional
        capital.

Capitalization, page 21

24.   Since there will not be a minimum amount that you must collect in order to close
        the rights offering, it is not appropriate for your capitalization table to assume that
        you will receive the full $600,000 offering amount. Please revise the table to
        disclose your capitalization if 0%, 5%, 10%, 50% and 100%, or any other level of
        subscriptions that management believes is likely for the subscribed rights.

Dilution, page 21

25.   We note your disclosure that 56,632,222 shares of common stock are assumed

outstanding following the consummation of the spinoff and completion of the rights offering assuming that all rights outstanding are exercised. This disclosure appears inconsistent with other disclosures of estimated shares outstanding throughout your document. Please revise for consistency.

Plan of Operation, page 22

26.   The investor needs a full description of the issuer's financial condition, changes in financial condition and results of operations. For example, your total stockholders' equity fell from $24,545 in 2004 to a deficit of $43,946 in 2005 and your operating expenses grew from $7,851 in 2004 to $47,766 in 2005. Please revise your disclosure to comply with Item 303 of Regulation S-B and MD&A Interpretive Release No. 34-48960 (December 2003).

27.   We note that the first risk factor on page 7 indicates that management believes that you will be profitable. Revise this section to discuss management's belief that you will reach profitability, including specific operational targets, expansion need or capital needs that will be necessary for management to implement their profitability plans. If you are not able to provide such a discussion of your operational plan, revise the risk factor to remove the discussion of management's unsupported belief.

28.   Please revise to disclose the anticipated impact on liquidity as a result of the rights offering. In addition, update the discussion as to the company's efforts in obtaining short-term loans from directors or other third parties.

Business Plan, page 22

29.   Revise this section and the following section to avoid the use of technical jargon or abbreviations without providing a complete explanation of the terms at first use. Also, avoid the use of parenthetical terms, and any shortened versions must be clear from the context. For example, please remove the parenthetical in the first paragraph of this section and on page 23.

Regulation and Dial-Around Compensation, page 23

30.   Revise to update regarding the current state of the law. Also, revise this section or another appropriate section of your Management's Discussion or Business sections to discuss how the dial-around compensation features affect your operations.

Customers, Sales and Marketing, page 24

31.   Revise this section to disclose the average amount, in percentage or dollar terms,

that you pay the location owners and the phone line owners to operate your pay phones.

Competition, page 25

32.   Please include your disclosure regarding the adverse effect of dial-around services and the negative impact of rate plans on payphone usage as part of your disclosure on risk factors. Also, please discuss the trends in payphone usage that you mention in greater detail in this section, including reference to your own operational experiences.

Our Employees, page 25

33.   Revise to clarify, if true, that your president is your company's only employee.

Audit Committee, page 26

34.   Please explain why you do not have a financial expert in accordance with Item 401(e) of Regulation S-B.

Principal Stockholders, page 27

35.   Revise to identify the natural persons who hold the investment or voting power for Greenwich Holdings.

Preferred Stock, page 28

36.   Please include as part of your disclosure on risk factors, if applicable, that your ability to issue your preferred stock may dilute existing stockholders and prevent possible acquisitions.

Independent Auditor's Report, page F-1

37.   We note that the audit report contains an explanatory paragraph describing uncertainties about the company's ability to continue as a going concern. Please include a revised report from your auditor that states if true, that recurring losses from operations since inception and other uncertainties raise substantial doubt about your ability to continue as a going concern. Refer to paragraphs .12 and .13 of AU Section 341.

Item 27. Exhibits

38.   Please provide a legal opinion in accordance with Item 601(b)(5) of

Regulation S-B.

39.   Revise to include any material contracts that you have, including contracts with USIP, any phone company or other service provider or with any property owner who represents a significant percentage of your phone sites. Also, revise the Management's Discussion, Plan of Operations or Business sections to discuss those contracts.

Financial Statements
General

40.   Please note the updating requirements of Item 310(g) of Regulation S-B.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-8

41.   On page 2 under the heading titled Relationship with USIP.com, Inc. you disclose that USIP has provided tax, treasury, legal, auditing, corporate development, risk management, regulatory, compensatory and other services to the company. You state that identifiable cost and salaries that were specific to the business were directly allocated to the operating business. Please disclose that your financial statements reflect all costs of doing business. Describe how common expenses incurred on your behalf are allocated for your financial statements and include management's assertion that the method used is reasonable. Refer to SAB Topic 1.B.

42.   We note your disclosure on page 26 regarding the salary of Paul Kelly, President for 2004 and 2005. Please include a financial statement footnote describing how your president's salary is presented, including the specific line item(s), on your Statement of Operations.

43.   We note your disclosure on page 26 that Craig Burton, Secretary and a Director, has not and will not receive any compensation from NBT in connection with his role as an officer and director. Please revise to disclose how you estimate and report Mr. Burton's compensation for services performed for your financial statement presentation purposes. Refer to SAB Topic 1.B.

44.   In order to demonstrate your capital structure going forward, please include a financial statement footnote quantifying the pro forma earnings per share effect based on the shares of NB Telecom that will be distributed in the spin-off transaction.

<u>Note 9 – Going Concern, page F-12</u>

45.   Please revise to clearly disclose management's plan, including the specific actions presently being taken and expected to be taken, to alleviate the substantial doubt about your ability to continue as a going concern for a reasonable period of time.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christina Harley at (202) 551-3695 or Joyce Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Richard W. Jones
        Buker, Jones & Haley
        115 Perimeter Center Place – Suite 170
        Atlanta, GA 30346-1238